

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2015

Via E-mail
Avshalom Kalichstein
Chief Executive Officer
Easterly Acquisition Corp.
138 Conant Street
Beverly, MA 01915

     Re: Easterly Acquisition Corp.
                Amendment No. 4 to Registration Statement on Form S-1
                Filed July 15, 2015
                File No. 333-203975

Dear Mr. Kalichstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2015 letter.

Conflicts of Interest, page 23

1.   Please reconcile the statement in the first sentence of this section that your directors do not have pre-existing duties that prevent them from presenting otherwise suitable target businesses with your disclosure added on page 97 regarding the boards on which your director serves.

Management, page 96

2.   Please provide Mr. Hauslein's business experience for the past five years in accordance with Item 401(e) of Regulation S-K, including the principal business of the named employers; it is unclear whether Mr. Hauslein has been managing director of Hauslein &

Company, Inc. for the past five years. In this regard, please tell us (1) which companies that you name in this section were – similar to the registrant – blank check companies that raised funds in a public offering to engage in a business combination and (2) whether each such company completed a business combination, liquidated, or changed its intentions from those disclosed in its IPO prospectus. Also provide your analysis of why you believe this information is not required to be disclosed in your prospectus.

Exhibit 1.1

3.   Exhibit A appears to be missing from this exhibit. Please file the complete agreement.

Exhibit 4.4

4.   Please tell us why this exhibit no longer reflects the changes mentioned in responses 14 and 17 of your letter to us dated July 2, 2015.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Gregg A. Noel, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP